JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

[redacted]

06015028

PECD/JAK

05 July 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 12 June 2006**
2. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 22 June 2006**
3. **SABMiller plc, Final Dividend Currency Conversation – South African Rad – 23 June 2006**
4. **Announcement re release of Annual Report 2006, Notice of AGM 2006 and Proxy Form 2006 – 26 June 2006**
5. **SABMiller announces US$1.75 billion bond issue and debt refinancing – 28 June 2006**
6. **Share Award Scheme – 28 June 2006**
7. **Publication of Prospectus – 28 June 2006**
8. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 28 June 2006**
9. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 29 June 2006**

Cont./...2

dlw 7/11

10. SABMiller sells Juice Business in Colombia – 29 June 2006
11. SABMiller acquires Sparks(R) and Steel Reserve (R) brands – 3 July 2006
12. Annual Information Update for the 12 months up to and including 3 July 2006 – 4 July 2006

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:6453F
SABMiller PLC
04 July 2006

Issued by: SABMiller plc

Dated: 4 July 2006

ANNUAL INFORMATION UPDATE for the 12 months up to and including 3 July 2006

SABMiller plc (SABMiller) announces that the information listed in the Appendices below has been published or made available to the public in the twelve months immediately preceding the date of this annual information update.

This annual information update is required by and is being made pursuant to Prospectus Rule 5.2 and not for any other purpose and neither SABMiller, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. The information referred to below was up to date at the time the information was published but is not necessarily up to date as at the date of this annual information update, and SABMiller does not undertake any obligation to update any of this information in the future, save where required to do so by applicable law or the requirements of any stock exchange on which SABMiller's securities may be traded from time to time. This information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below, constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Some of the information referred to below includes 'forward-looking statements'. Those forward-looking statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this information, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements were based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller would operate in the future. These forward-looking statements speak only as at the date of that information. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in that information to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SABMiller's ordinary shares are listed on the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange and on the JSE Securities Exchange South Africa (JSE).

SABMiller is exempt from the reporting requirements of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") pursuant to Rule 12g3-2(b) of the Exchange Act, and furnishes to the United States Securities and Exchange Commission copies of all documents made or required to be made public under the laws of its jurisdiction of domicile and incorporation, or which it is required to file with any stock exchange on which its securities are listed and which is made public by such exchange or is distributed or required to be distributed to holders of its securities.

For further information, please contact:

Mr A O C Tonkinson
Group Company Secretary
SABMiller plc
One Stanhope Gate
London
W1K 1AF

APPENDIX 1: INFORMATION SUBMITTED TO A REGULATORY INFORMATION SERVICE (THE REGULATORY NEWS SERVICE OF THE LONDON STOCK EXCHANGE)

All of these announcements are available on and can be downloaded from the London Stock Exchange's website (http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/) and are also available on and can be downloaded from SABMiller's website (www.sabmiller.com).

All of these announcements have also been submitted to the JSE's Stock Exchange News Service.

Date of publication	*Title of document and nature of information*
5 July 2005	REG-SABMiller plc IFRS Restatement - Part 1
5 July 2005	REG-SABMiller plc IFRS Restatement - Part 2
15 July 2005	REG-SABMiller plc Director/PDMR Shareholding
19 July 2005	REG-SABMiller plc Major Transaction in Latin America
21 July 2005	REG-SABMiller plc Launch of New Operating Co.
21 July 2005	REG-Scot.& Newcastle Brand Distribution Agreement
25 July 2005	REG-SABMiller plc Acquisition - minority interest in Czech Republic
28 July 2005	REG-SABMiller plc Trading Statement
28 July 2005	REG-SABMiller plc Result of AGM
29 July 2005	REG-SABMiller plc Directorate Change
1 August 2005	REG-SABMiller plc Director/PDMR Shareholding
1 August 2005	REG-SABMiller plc Director/PDMR Shareholding
9 August 2005	REG-SABMiller plc Director/PDMR Shareholding
12 August 2005	REG-SABMiller plc Director/PDMR Shareholding
31 August 2005	REG-SABMiller plc Director/PDMR Shareholding
6 September 2005	REG-SABMiller plc Director/PDMR Shareholding
8 September 2005	REG-SABMiller plc Director/PDMR Shareholding
9 September 2005	REG-SABMiller plc Director/PDMR Shareholding
9 September 2005	REG-SABMiller plc Director/PDMR Shareholding
14 September 2005	REG-SABMiller plc Notice of EGM
7 October 2005	REG-SABMiller plc Result of EGM
7 October 2005	REG-SABMiller plc Publication of Prospectus
12 October 2005	REG-SABMiller plc Trading Statement
12 October 2005	REG-SABMiller plc Completion of Major Transaction in South America
12 October 2005	REG-SABMiller plc Holding(s) in Company - Altria Group, Inc.
12 October 2005	REG-SABMiller plc SAR 3 - (SABMiller plc)
14 October 2005	REG-SABMiller plc Holding(s) in Company - Bevco LLC
18 October 2005	REG-SABMiller plc Section 198 Disclosure
25 October 2005	REG-SABMiller plc Offer for Backus
28 October 2005	REG-SABMiller plc Tender Offer to acquire Bavaria S.A. shares in Columbia
3 November 2005	REG-SABMiller plc Blocklisting Interim Review
10 November 2005	REG-SABMiller plc Directorate Change
10 November 2005	REG-SABMiller plc Interim Results - Part 1
10 November 2005	REG-SABMiller plc Interim Results - Part 2
10 November 2005	REG-SABMiller plc Interim Results - Part 3
10 November 2005	REG-SABMiller plc Interim Results - Part 4
11 November 2005	REG-SABMiller plc Director/PDMR Shareholding
16 November 2005	REG-SABMiller plc Director Declaration
18 November 2005	REG-SABMiller plc Dividend Currency Conversion
21 November 2005	REG-SABMiller plc Acquisition - minority interest in Central American subsic Bevco
22 November 2005	REG-SABMiller plc Interim Report
6 December 2005	REG-SABMiller plc Acquisition - Result of offer to acquire Bavaria S.A. sha: Columbia
13 January 2006	REG-SABMiller plc Investment in Vinamilk
13 January 2006	REG-SABMiller plc Director's Particulars
18 January 2006	REG-SABMiller plc Trading Statement
8 February 2006	REG-SABMiller plc Investment in China
20 February 2006	REG-SABMiller plc presentation to CAGNY (Consumer Analyst Group of New York)
24 February 2006	REG-SABMiller plc CAGNY (Consumer Analyst Group of New York) Presentation
2 March 2006	REG-SABMiller plc Global Peroni Campaign
6 March 2006	REG-SABMiller plc Additional Listing

13 March 2006	REG-SABMiller plc Director/PDMR Shareholding
16 March 2006	REG-SABMiller plc Director/PDMR Shareholding
16 March 2006	REG-SABMiller plc Offer for I Shares in Peru
22 March 2006	REG-SABMiller plc Topvar Brewery Completion
27 March 2006	REG-SABMiller plc Directorate Change
30 March 2006	REG-SABMiller plc Extension of Offer in Peru
06 April 2006	REG-SABMiller plc Closing of Offer in Peru
12 April 2006	REG-SABMiller plc Trading Update
13 April 2006	REG-SABMiller plc BEE Transaction
21 April 2006	REG-SABMiller plc Blocklisting Interim Review
4 May 2006	REG-SABMiller plc Investment in China
18 May 2006	REG-SABMiller plc Preliminary IFRS results for year to 31 March 2006
22 May 2006	REG-SABMiller plc Director/PDMR Shareholding
26 May 2006	REG-SABMiller plc Company Secretary and General Counsel Appointment
12 June 2006	REG-SABMiller plc Director/PDMR Shareholding
22 June 2006	REG-SABMiller plc Director/PDMR Shareholding
23 June 2006	REG-SABMiller plc Dividend Currency Conversion
28 June 2006	REG-SABMiller plc 2006 Annual Report and Accounts
28 June 2006	REG-SABMiller plc Share Award Scheme
28 June 2006	REG-SABMiller plc Publication of Prospectus
28 June 2006	REG-SABMiller plc Bond Issue
28 June 2006	REG-SABMiller plc Director/PDMR Shareholding
29 June 2006	REG-SABMiller plc Director/PDMR Shareholding
29 June 2006	REG-SABMiller plc Sale of Juice Business in Colombia
3 July 2006	REG-SABMiller plc acquires US brands

APPENDIX 2: DOCUMENTS FILED AT COMPANIES HOUSE

Copies of all of these documents are available from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ

e-mail: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of publication	Title of document
15 July 2005	88(2)R - Return of Allotment of Shares
15 July 2005	88(2)R - Return of Allotment of Shares
18 July 2005	AA - Group of companies' accounts made up to 31/03/2005
29 July 2005	88(2)R - Return of Allotment of Shares
10 August 2005	288b - Director resignation - Ning Gaoning
15 August 2005	Mem/Arts - Updated memorandum & articles of association
15 August 2005	RES 09 - Purchase contract and disapplication of pre-emption rights
23 August 2005	88(2)R - Return of Allotment of Shares
25 August 2005	RES 01 - Alteration to articles of association
26 September 2005	88(2)R - Return of Allotment of Shares
26 September 2005	88(2)R - Return of Allotment of Shares
20 October 2005	88(2)R - Return of Allotment of Shares
20 October 2005	123 - Notice of increase in share capital
20 October 2005	Mem/Arts - Updated memorandum & articles of association
20 October 2005	RES 04 - Merger agreement conversion of shares; disapplication of pre-emptic rights; and authorisation of allotment of security
8 November 2005	88(2)R - Return of Allotment of Shares
30 November 2005	88(2)R - Return of Allotment of Shares
30 November 2005	288a - Director appointed - Carlos Alejandro Perez-Davila
30 November 2005	288a - Director appointed - Alejandro Santo Domingo Davila
5 January 2006	88(2)R - Return of Allotment of Shares
3 February 2006	88(2)R - Return of Allotment of Shares
28 February 2006	88(2)R - Return of Allotment of Shares
29 March 2006	88(2)R - Return of Allotment of Shares
4 May 2006	363s - Return made up to 17 March 2006
11 May 2006	288a - Director appointed - Elizabeth Doherty

1 June 2006	88(2)R - Return of Allotment of Shares
30 June 2006	88(2)R - Return of Allotment of Shares

APPENDIX 3: DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM

Copies of the following documents were submitted to the UK Listing Authority Document Disclosure Team and can be viewed at:

The Document Viewing Facility

Financial Services Authority

The North Colonnade

Canary Wharf

London

E14 5HS

Date of publication	Title of document
28 July 2005	Result of AGM
14 September 2005	Documents relating to the Major Transaction in South America and convening c Extraordinary General Meeting
07 October 2005	Result of Extraordinary General Meeting
07 October 2005	Publication of Prospectus
12 October 2006	Completion of Major Transaction in South America
05 November 2005	Blocklisting Interim Review
22 November 2005	Interim Report 30 September 2005
26 June 2006	Annual Report 2006, Notice of AGM 2006 and Proxy Form
28 June 2006	Publication of Prospectus - new issue of bonds

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

END

AIUUUUCUMUPQGWC

REG-SABMiller PLC SABMiller acquires US brands
Released: 03/07/2006

RNS Number:5345F
SABMiller PLC
03 July 2006

SABMiller acquires Sparks(R) and Steel Reserve(R) brands

London and Johannesburg, 3 July 2006. SABMiller plc announces that it has entered into an agreement to acquire the Sparks(R) and Steel Reserve(R) brands and related trademarks from US contract brewing partner McKenzie River Corporation ("McKenzie River") for a cash consideration of US$215m. In addition, SABMiller and McKenzie River have agreed an ongoing new product development partnership.

Sparks(R) is a citrus flavored premium malt beverage with added caffeine, taurine, guarana and ginseng and is the leader in the high growth caffeinated alcoholic malt beverage category. The brand is available in three variants: Sparks Orange(R) (original), Sparks Plus(R) and Sparks Light(R). Sparks(R) achieved a compound annual growth rate of 107 percent between 2003 and 2005, selling 317,000 hl in 2005.

Steel Reserve(R) is a high gravity lager which is slow brewed for a minimum of 28 days. It is the leading brand in the US high gravity lager category and has grown at a 35 percent compound annual growth rate between 2003 and 2005 with a total of 1.6 million hl sold in 2005.

McKenzie River is a San Francisco based beverage marketing firm with an impressive track record for innovation aimed at developing new products. The company, which was founded in 1987 by President Minott Wessinger, launched the Steel Reserve(R) brand in 1997 and the Sparks(R) brand in 2002.

Completion of the transaction is subject to the customary review by U.S. antitrust authorities

Norman Adami, President and CEO of Miller Brewing Company, commented:

"Sparks and Steel Reserve will have an immediate positive impact on our growth profile. In addition, our new product development relationship with Minott Wessinger connects us with a very special guy when it comes to innovation."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on www.sabmiller.com

For further information on the Sparks(R) and Steel Reserve(R) brands please visit:

www.sparks.com

www.steelbrewing.com

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

END

MSCUOUNRNWRBRRR

RNS Number:3977F
SABMiller PLC
29 June 2006

SABMILLER SELLS JUICE BUSINESS IN COLOMBIA

London and Johannesburg, 29 June 2006. SABMiller plc ("SABMiller") announces that its Colombian subsidiary Bavaria S.A. ("Bavaria") has entered into an agreement to sell its fruit juice business through a sale of 100% of the equity interest in Productora de Jugos (a fruit pulp business located in Tulua), the Tutti Frutti and Orense trademarks and certain assets associated with juice production, to the Colombian beverage company Postobon S.A. ("Postobon"), for a cash consideration of US$55.3 million. In the year to December 2005, Bavaria sold approximately 700 thousand hectolitres of juices. This transaction is subject to the review and approval of the Colombian competition authorities.

Postobon, which is part of the Organizacion Ardila Lulle, is a producer of soft drinks, water and fruit juices and is seeking to develop its fruit and juice exports to international markets following the ratification of the Free Trade Agreement with the United States.

In addition, SABMiller has signed a co-operation agreement with Carbe, the majority shareholder of Postobon, which includes an intention to assist Postobon in the development of its international markets. The agreement includes, inter alia, a right of first refusal in favour of SABMiller, in the event of a sale of the Postobon beverage business.

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Postobon

Postobon S.A., a flagship Company of the Organizacion Ardila Lulle, is the market leader in the carbonated soft drinks sector in Colombia. The company's brands include Colombiana, Postobon and Pepsi.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of

charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105
	Bavaria S.A.	Tel: +57 1 638 9000
Javier Hoyos Arboleda	Vice President of Corporate Affairs	Tel: +57 1 638 9000

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

DISZKLFLQQBZBBE

RNS Number:3821F
SABMiller PLC
29 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person dischа managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shaı the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 1(24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MR. MI WYMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates only to person named at 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates only to person named at 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MI WYMAN	0
MRS Wyman	224
Greenwood Nominees	140,374
The Malcolm Wyman Family Trust	173,300

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,000 ORDINARY US$0.10 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000133%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£9.38 per share

14. Date and place of transaction

27 June 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

315,898 ORDINARY US$0.10 SHARES

16. Date issuer informed of transaction

27 JUNE 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Sarah Waine +44 (0) 1483 264 269

Name and signature of duly authorised officer of issuer responsible for making notification

Mr. AOC Tonkinson, Company Secretary

Date of notification

29 JUNE 2006

END

This information is provided by RNS

END

RDSEAAKNAFNKEFE

RNS Number:3213F
SABMiller PLC
28 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deber of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the is should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharc managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 a

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities/directors*
M I Wyman*
E A G Mackay*
J Nel
S M Clark
J Davidson (PDMR DESIGNATE)
A J Clark
N J Adami
A C Parker
C A van Kralingen
B J K Smith

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

19 May 2006

18. Period during which or date on which it can be exercised

1-10 YEARS FROM DATE OF GRANT in USA (N J ADAMI ONLY)

OTHERWISE 3-10 YEARS FROM DATE OF GRANT

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

Ordinary shares of US$0.10 each

Director*/PDMR	Number of Ordinary Shares granted on 19 May 2006
M. I. Wyman*	140,000
E. A. G. Mackay*	230,000
J. Nel	60,000

S. M. Clark	50,000
J. Davidson**	45,000
A. J. Clark	100,000
N. J. Adami	150,000
A. C. Parker	75,000
C. A. van Kralingen	100,000
B. J. K. Smith	100,000

** PDMR DESIGNATE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£10.61 per share

22. Total number of shares or debentures over which options held following notification

M I Wyman*	918,641
E A G Mackay*	1,882,524
J Nel	342,574
S M Clark	187,999
J Davidson**	45,000
A J Clark	332,985
N J Adami	1,055,930
A C Parker	358,297
C A van Kralingen	509,901
B J K Smith	456,809

*DIRECTORS / **PDMR DESIGNATE

23. Any additional information

N/A

24. Name of contact and telephone number for queries

STEPHEN SHAPIRO 01483 264000

Name and signature of duly authorised officer of issuer responsible for making notification

A. O. C. Tonkinson, Company Secretary

Date of notification

28 JuNE 2006
END

END

RDSEASKPAFFKEFE

RNS Number:3045F
SABMiller PLC
28 June 2006

SABMiller plc

Publication of Prospectus

London and Johannesburg, 28 June 2006.

SABMiller has today submitted to the Financial Services Authority a prospectus relating to its new issue of bonds and debt refinancing which was announced earlier today.

SABMiller expects the new SABMiller bonds to be admitted to the Official List of the UK Listing Authority and for trading to commence on the London Stock Exchange's market for gilt-edged and fixed income securities on 5 July 2006.

The prospectus will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone number: +44 (0) 20 7676 1000.

The prospectus will shortly be available for viewing at www.sabmiller.com

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
David Mallac	Group Treasurer	Tel: +44 1483 264000
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

PDIPUUGCQUPQGPR

RNS Number:3027F
SABMiller PLC
28 June 2006

SABMiller plc

Share Award Scheme

The following Directors and Persons Discharging Managerial Responsibility ("PDMRs") notified the Company on 26 June 2006 that they had been conditionally awarded, on 19 May 2006, by the Trustee of the Company's Employees' Benefit Trust, nil cost conditional awards under the Company's Performance Share Award Schemes in respect of the numbers of US$0.10 ordinary shares in the Company as set out below. The release of shares is subject to satisfaction of the performance condition.

Director*/PDMR	Number of ordinary shares conditionally awarded on 19 May 2006	Total number of ordinary shares conditionally allocate under the Company's Performance Share Award Schemes as at 19 May 2006
M. I. Wyman*	140,000	315,321
E. A. G. Mackay*	230,000	610,888
J. Nel	60,000	157,286
S. M. Clark	50,000	132,799
J. Davidson (PDMR designate)	45,000	45,000
A. J. Clark	100,000	201,857
N. J. Adami	150,000	554,492
A. C. Parker	75,000	159,663
C. A. van Kralingen	100,000	192,179
B. J. K. Smith	100,000	172,708

Name of contact and telephone number for queries
Steve Whiffen 01483 264000

Name of duly authorised officer of issuer responsible for making notification
AOC Tonkinson, Company Secretary

Date of Notification
28 June 2006

END

RDSUWOURNNRNUAR

RNS Number:2777F
SABMiller PLC
28 June 2006

SABMILLER ANNOUNCES US$1.75 BILLION BOND ISSUE AND DEBT REFINANCING

London and Johannesburg, 28 June 2006.

SABMiller plc, the world's second largest brewer by volume, announces that it has successfully priced a US$1.75 billion note issue. The notes will be issued pursuant to Rule 144A under the US Securities Act in three tranches:

US$300 million of 3-year floating rate notes;
US$600 million of 5-year notes with a coupon of 6.20%; and
US$850 million of 10-year notes with a coupon of 6.50%.

The net proceeds of the offering of the notes will be used to repay certain existing loan facilities. The issues are scheduled to close on 5 July 2006 subject to customary conditions.

Malcolm Wyman, Chief Financial Officer, said "SABMiller is very pleased that US bond investors have reaffirmed their recognition of the strength of the company's broad geographical business spread, leading brand portfolio and cash flow generation to enable us to undertake this important refinancing at such competitive levels."

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. It does not constitute an offer to sell or the solicitation of an offer to buy securities discussed herein or an invitation or inducement to purchase such securities.

The notes and the related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the notes or the related guarantees is being made in the United States.

This announcement does not constitute or form part of any offer or any solicitation to purchase nor shall it, or the fact of its distribution, form the basis of, or be relied on in any purchase. This announcement and any subsequent offer of securities may be restricted by law in certain jurisdictions and persons receiving this announcement or any subsequent offer should inform themselves about and observe any such restriction. Failure to comply with such restrictions may violate securities laws of any such jurisdiction.

Any application for or purchase of securities issued by SABMiller should only be made on the basis of the information contained in the formal prospectus to be issued later today (the "Prospectus") and any supplement or amendment thereto. The Prospectus will contain detailed information about the Issuer and its management, as well as financial statements and other financial data.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or

distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
David Mallac	Group Treasurer	Tel: +44 1483 264000
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

END

IODSEMSMASMSEEM

RNS Number:1611F
SABMiller PLC
26 June 2006

SABMiller plc

Documents: Annual Report 2006, Notice of AGM 2006 and Proxy Form 2006.

SABMiller plc has today submitted the following documents to the UK Listing Authority:

Annual Report 2006
Notice of AGM 2006
Proxy Form 2006

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel no. (0)20 7676 1000

The Annual Report 2006 and the Notice of AGM 2006 will also shortly be available for viewing at http://www.sabmiller.com/

END

ACSEAAKKALLKEFE

REG-SABMiller PLC Dividend Currency Conversion
Released: 23/06/2006

RNS Number:0640F
SABMiller PLC
23 June 2006

SABMILLER PLC

FINAL DIVIDEND

CURRENCY CONVERSION - SOUTH AFRICAN RANDS

23 June 2006

In the Preliminary Results announcement by SABMiller plc for the year ended 31 March 2006 published on 18 May 2006, the Company announced that the exchange rate to be used to determine the Sterling and Rand equivalent of the final dividend of 31 US cents per share would be calculated using the exchange rates prevailing on 22 June 2006 for the Rand equivalent and 10 July 2006 for the Sterling equivalent.

The rate of exchange determined on 22 June 2006 is $:R = 7.30200, resulting in an equivalent final dividend of 226.36200 SA cents per share.

The dividend will be payable on 4 August 2006 to all shareholders registered on the London or Johannesburg registers on 7 July 2006. The ex-dividend trading dates will be 5 July 2006 on the London Stock Exchange (LSE) and 3 July 2006 on the JSE Limited.

Shareholders will be asked to approve this proposal at the annual general meeting scheduled for 28 July 2006.

A O C Tonkinson
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

DIVUOVKRNRRNURR

REG-SABMiller PLC Director/PDMR Shareholding
Released: 22/06/2006

RNS Number:0059F
SABMiller PLC
22 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMiller plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mr E.A.G. Mackay

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates only to person named at 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification relates to the person named at 3 and The Graham Mackay Family Trust

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr E.A.G. Mackay	6
Greenwood Nominees Limited	245,745
The Graham Mackay Family Trust	54,500

8 State the nature of the transaction

Exercise of share options, subsequent sale of share and further exercise of share options

9. Number of shares, debentures or financial instruments relating to shares acquired

150,000 shares were acquired (pursuant to an option, of which.100,000 of these shares were subsequently sold). 100,000 further shares were acquired (pursuant to an option).

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

E. A. G. Mackay - 0.01%

The Graham Mackay Trust - 0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

13. Price per share or value of transaction

150,000 shares exercised at R46.40 per share

100,000 sold at R127.45 per share

100,000 shares exercised at R53.95 per share

14. Date and place of transaction

20 June 2006, Johannesburg

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr E.A.G. Mackay	50,006
Greenwood Nominees Limited	245,745
The Graham Mackay Family Trust	
	154,500

16. Date issuer informed of transaction

20 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

N/A

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Holly Richards +44 (0) 1483 264 038

Name and signature of duly authorised officer of issuer responsible for making notification

Mr A. O. C. Tonkinson, Company Secretary

Date of notification

22 June 2006
END

END

RDSEAEKAASDKEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 12/06/2006

RNS Number:4053E
SABMiller PLC
12 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMiller plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Mr A J Clark

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates only to person named at 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates only to person named at 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr A J Clark - 7,041

8. State the nature of the transaction

Exercise of options and subsequent sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

29,234

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0020%

11. Number of shares, debentures or financial instruments relating to shares disposed

29,234

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0020%

13. Price per share or value of transaction

29,234 shares acquired at £5.705 per share (exercise of options)

29,234 shares sold at £9.38 per share

14. Date and place of transaction

9 June 2006 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,041 - 0.0005%

16. Date issuer informed of transaction

9 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

N/A

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Whiffen 01483 264268

Name and signature of duly authorised officer of issuer responsible for making notification

Andrew Tonkinson - Group Company Secretary

Date of notification

12 June 2006

END

END

RDSEAEKAFLXKEFE